Mail Stop 0407

      							November 21, 2005
Via U.S. Mail and Fax (303-723-2299)
Mr. David J. Rayner
Chief Financial Officer
EchoStar DBS Corporation
9601 South Meridian Boulevard
Englewood, CO  80112

	RE:	EchoStar DBS Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005

		Form 10-Q for the quarterly period ended September 30,
2005

      File No. 333-31929

Dear Mr. Rayner:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 2. Revenue Recognition, page F-15

1. Please tell us the terms of your agreement with SBC. Also tell us how the revenues from the co-branded subscribers and related direct costs are recognized.

2. Please tell us why it is appropriate to defer the revenue and related costs from equipment sales to SBC and recognize it over the estimated average co-branded subscriber life. Also, tell us how the estimated average co-branded subscriber life was determined.

3. Please tell us why SBC is paying development and implementation fees. Also, tell us why it is appropriate to defer revenue from these fees and recognize it over the estimated co-branded subscriber activations during the life of the contract.

Note 4. Capital Lease Obligation, Mortgages and Other Notes
Payable,
page F-26

4. Please tell us how you concluded that your capacity service contracts with SES Americom for AMC-15 and AMC-16 are leases and not service contracts. Also, tell us how you determined that these contracts are capital leases under FAS 13. Include in your response references to the appropriate accounting literature.

Note 10. Segment Reporting, page F-49

5. Please comply with paragraph 25 of SFAS No. 131 and disclose total assets by segment.

Form 10-Q for the Fiscal Quarter ended September 30, 2005

General

6. Please comply with all of the applicable comments above.

Note 3. Reversal of Deferred Tax Asset Valuation Allowance, page 7

7. Please tell us in more detail the specific factors you considered in determining that it is more likely than not that your deferred tax assets will become realizable in future years.

 Note 13. Financial Information for Subsidiary Guarantors, page 19

8. You disclose that the "stand alone entity EchoStar DBS
Corporation
has no independent assets or operations."  Based on the EchoStar
DBS
Corporation parent company only consolidating balance sheet as of June 30, 2005, it appears that the parent company had independent assets. Please advise.



* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. David J. Rayner, Chief Financial Officer
Echostar DBS Corporation
November 21, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE